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                               WESTWOOD ONE, INC.
                              40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                October 19, 1999


Mr. David I. Saperstein
c/o Metro Networks, Inc.
Suite 4000
2800 Oak Post Boulevard
Houston, Texas 77056


Dear Mr. Saperstein:

     This letter agreement confirms that on October 26, 1999 (the "Closing Date"), Westwood One, Inc. (the "Company") will acquire from David I.
Saperstein ("Saperstein") 533,330 shares of common stock, par value $0.01 per share, of the Company (the "Shares") pursuant to the Company's stock repurchase program. The purchase price for the Shares shall be an aggregate amount equal to $19,999,875.00 (the "Purchase Price"), representing an amount equal to $37.50 per Share.

     1. Closing. The Purchase Price shall be payable to Saperstein on the Closing Date by wire transfer of immediately available funds to an account or accounts designated by Saperstein. On the Closing Date, Saperstein shall cause to be delivered to the Company, free and clear of any and all liens, 100% of the Shares.

     2. Ownership, Title and Transfer of Shares. As of the date hereof Saperstein is, and as of the Closing Date Saperstein will be, the record and beneficial owner of the Shares, free and clear of any and all liens, and as of the date hereof Saperstein has, and as of the Closing Date Saperstein will have, the requisite capacity, power and authority to sell, transfer and deliver the Shares as provided in this letter agreement. The delivery of the Shares by Saperstein to the Company will convey to the Company good and marketable title of such Shares, free and clear of any and all liens.

     3. No Reliance; Assumption of Risk. Saperstein (i) has initiated and desires to consummate the sale of the Shares to the Company, (ii) is satisfied fully with the Purchase Price and agrees that such Purchase Price is fair and reasonable, (iii) is selling the Shares for his own account, (iv) is assuming voluntarily all risks associated with the sale of the Shares and is not relying on any disclosure (or non-disclosure) made (or not made) in connection with or arising out of the purchase of the Shares, and (v) does not and will not have or assert any claims against the Company or any of its affiliates for any additional compensation or payments for any reason whatsoever in connection with the sale of the Shares.

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         4.       Investigation. Saperstein has conducted his own
investigation, to the extent that he has determined necessary or desirable, in connection with his sale of the Shares to the Company and has determined to enter into and complete such transaction based on, among other things, such investigation.

         5. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws principles thereof.

         6. Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                 Very truly yours,

                                 WESTWOOD ONE, INC.

                                 By: /s/ Farid Suleman
                                     -------------------------
                                     Name: Farid Suleman
                                     Title: Executive Vice President, Chief
                                            Financial Officer and Secretary



Accepted and Agreed as of
this 25th day of October, 1999:


/s/ David I. Saperstein
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David I. Saperstein